Exhibit 99.1

Voting Results of 2025 Annual General Meeting

Reference is made to the proxy statement of the Company dated August 6, 2025 (the “Proxy Statement”). Unless otherwise defined herein, capitalized terms in this announcement shall have the same meanings as defined in the Proxy Statement.

At the General Meeting held on September 25, 2025, the requisite majorities of the shareholders voted in favor of the following proposals, and accordingly each such resolution was duly passed as an ordinary resolution:

•	to grant a general mandate to the Board to issue, allot and/or otherwise deal with additional Ordinary Shares (including in the form of ADSs) of the Company (including any sale or transfer of Treasury Shares) during the Issuance Period not exceeding 10% of the number of issued Ordinary Shares of the Company (excluding Treasury Shares) as of the date of passing of this ordinary resolution and any Ordinary Shares to be issued and allotted pursuant to this mandate shall not be at a discount of more than 10% to the Benchmarked Price (the “Share Issuance Mandate”), as detailed in the Proxy Statement;

•	to grant a general mandate to the Board to repurchase Ordinary Shares (including in the form of ADSs) of the Company during the Repurchase Period not exceeding 10% of the number of issued Ordinary Shares of the Company (excluding Treasury Shares) as of the date of passing of this ordinary resolution (the “Share Repurchase Mandate”), as detailed in the Proxy Statement;

•	to elect each of Eddie Yongming WU, Jerry YANG, Wan Ling MARTELLO and Albert Kong Ping NG to serve as Group II directors for a term of office to expire at the Company’s 2028 annual general meeting; and

•

to approve the appointments of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the U.S. and Hong Kong independent registered public accounting firms of the Company, respectively, until the conclusion of the next annual general meeting of the Company and for the Board to determine their remuneration (collectively, the “Auditor Appointments”).

As at the date of the General Meeting, the Company had an aggregate of 19,075,984,284 Ordinary Shares in issue (including those underlying ADSs and excluding Treasury Shares, if any). Therefore, the Company would be allowed to (i) issue or resell (in the case of Treasury Shares) a maximum of 1,907,598,428 Ordinary Shares under the Share Issuance Mandate; and (ii) repurchase a maximum of 1,907,598,428 Ordinary Shares under the Share Repurchase Mandate.

Joseph C. TSAI as the chairman, Eddie Yongming WU as a director, and Jerry YANG, Wan Ling MARTELLO, Irene Yun-Lien LEE and Albert Kong Ping NG as independent directors of the Company, attended the General Meeting.

The results of the votes are as follows:

	For		Against		Abstain
Resolutions[1]	Votes	%	Votes	%	Votes	%
By ordinary resolutions:
Grant the Share Issuance Mandate	12,823,720,497	97.7%	290,261,178	2.2%	14,497,749	0.1%
Grant the Share Repurchase Mandate	13,109,766,829	99.9%	10,237,303	0.1%	8,474,477	0.1%
Election of Directors
Eddie Yongming WU (Group II)	13,009,909,187	99.1%	102,249,412	0.8%	16,320,010	0.1%
Jerry YANG (Group II)	12,582,650,307	95.8%	521,769,804	4.0%	24,058,098	0.2%
Wan Ling MARTELLO (Group II)	12,854,963,361	97.9%	257,066,830	2.0%	16,448,018	0.1%
Albert Kong Ping NG (Group II)	12,847,856,966	97.9%	264,297,593	2.0%	16,323,650	0.1%
Auditor Appointments	9,605,641,037	73.2%	3,511,223,201	26.8%	11,613,971	0.1%

1.	Please refer to the Notice of Annual General Meeting and the Proxy Statement for the full text and details of the resolutions.

The Company was granted a discretionary proxy by Citibank, N.A., the depositary of the ADSs, pursuant to the Deposit Agreement governing the ADSs, to vote the Ordinary Shares underlying approximately 308 million ADSs (each ADS represents eight Ordinary Shares) for which no voting instructions were given by the holders. The Company designated Joseph C. Tsai, Chairman, who exercised the discretionary proxy on behalf of the Company to vote in favor of each of the proposals submitted for shareholder approval at the General Meeting.

A total of 13,128,479,424 Ordinary Shares, including those underlying ADSs, representing approximately 68.8% of the Ordinary Shares issued as of August 5, 2025, the record date, were present in person or by proxy at the General Meeting.

Among the Ordinary Shares issued as of the record date, 18,551,998,659 Ordinary Shares, including those underlying ADSs, entitled the holders to attend and vote on the resolutions at the General Meeting. The following Ordinary Shares were excluded from the number of Ordinary Shares entitled to attend and vote on the resolutions at the General Meeting, and no voting rights of such Ordinary Shares have been exercised at the General Meeting:

•	517,932,145 Ordinary Shares that were held by the trustee of the Company’s equity incentive schemes, who was required under Rule 17.05A of the Hong Kong Listing Rules to abstain from voting (whether in favor or against) on matters that require shareholders’ approval under the Hong Kong Listing Rules. Other than the trustee of the Company’s equity incentive schemes, no other shareholder was required under the Hong Kong Listing Rules to abstain from voting on any of the resolutions at the General Meeting.

•	3,062,664 Ordinary Shares that were repurchased by the Company but pending cancellation. As of the record date, the Company has no Treasury Shares.

In addition, under the Hong Kong Listing Rules, certain shareholders may be required to abstain from voting in favor of certain matters at the General Meeting. Pursuant to Rule 13.40 of the Hong Kong Listing Rules, these shareholders may vote against the relevant resolutions, provided that their intention to do so has been stated in the Proxy Statement. No shareholders have stated their intention to vote against or abstain from voting on any of the resolutions proposed at the General Meeting in the Proxy Statement.

Our Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the General Meeting.

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